Filed by Verint Systems Inc.

Commission File No. 333-184628

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Comverse Technology, Inc.

Commission File No. 001-35303

Press Release

Contacts:

Investor Relations

Alan Roden

Verint Systems Inc.

(631) 962-9304

alan.roden@verint.com

Verint to Ring the NASDAQ Stock Market Opening Bell on February 5, 2013

MELVILLE, N.Y., January 29, 2012 — Verint® Systems Inc. (NASDAQ: VRNT), a global leader in Actionable Intelligence® solutions and value-added services, today announced that it is scheduled to ring the NASDAQ Stock Market opening bell at 9:30 am EST on February 5, 2013 to celebrate its previously announced definitive agreement to acquire Comverse Technology, Inc.

Verint’s stockholder meeting to approve the transaction is scheduled for February 4, 2013.

“We look forward to completing the acquisition of the Comverse holding company and becoming a non-controlled and independent public company. Clarifying our ownership structure is a significant positive for Verint as we continue to focus on increasing shareholder value,” said Dan Bodner, CEO and President.

About Verint Systems Inc.

Verint® (NASDAQ: VRNT) is the global leader in Actionable Intelligence® solutions and value-added services. Its extensive portfolio of Enterprise Intelligence Solutions™ and Security Intelligence Solutions™ helps worldwide organizations capture and analyze complex, underused information sources—such as voice, video and unstructured text—to enable more timely, effective decisions. More than 10,000 organizations in 150 countries, including over 85 percent of the Fortune 100, use Verint solutions to improve enterprise performance and make the world a safer place. Headquartered in New York and a member of the Russell 3000 Index, Verint has offices worldwide and an extensive global partner network. Learn more at www.verint.com.

Cautions About Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Verint Systems Inc. These forward-looking statements are not guarantees of future performance and they are based on management’s expectations that involve a number of risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause actual future results or conditions to differ materially from current expectations include: risks associated with the planned merger (the “Merger”) with our controlling stockholder, CTI, pursuant to the terms and conditions of the Agreement and Plan of Merger we executed on August 12, 2012, including risks associated with our and CTI’s ability to satisfy the conditions and terms of the Merger, and to execute the Merger in the estimated timeframe, or at all, and the issuance of shares of our common stock in connection with the Merger; uncertainties regarding the expected benefits of the Merger; risks arising as a result of unknown or unexpected CTI obligations or liabilities assumed upon completion of the Merger, or as a result of parties obligated to provide us with indemnification being unwilling or unable to stand behind such obligations; risks associated with any litigation against us or our directors or officers that we may face, or any litigation against counterparties that we may inherit, in connection with the Merger; risks associated with CTI’s current ability to control our board of directors and the outcome of  matters submitted for stockholder action; and risks associated with being a consolidated subsidiary of CTI and formerly part of CTI’s consolidated tax group.  We assume no obligation to revise or update any forward-looking statement, except as otherwise required by law. For a detailed discussion of these risk factors, see our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, our Quarterly Report on Form 10-Q for the quarter ended October 31, 2012, and other filings we make with the SEC.

VERINT, ACTIONABLE INTELLIGENCE, INTELLIGENCE IN ACTION, IMPACT 360, WITNESS, VERINT VERIFIED, VOVICI, GMT, AUDIOLOG, ENTERPRISE INTELLIGENCE SOLUTIONS, SECURITY INTELLIGENCE SOLUTIONS, VOICE OF THE CUSTOMER ANALYTICS, NEXTIVA, EDGEVR, RELIANT, VANTAGE, STAR-GATE, ENGAGE, CYBERVISION, FOCALINFO, SUNTECH, and VIGIA are trademarks or registered trademarks of Verint Systems Inc. or its subsidiaries. Other trademarks mentioned are the property of their respective owners.

Additional Information

This press release does not constitute an offer of any securities for sale. In connection with the Merger, Verint and CTI have filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-184628), which was declared effective on January 4, 2013, and a joint proxy statement/prospectus, dated January 4, 2013, regarding the proposed transaction. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed by Verint and/or CTI with the Securities Exchange Commission because they contain important information about Verint and CTI and the proposed transaction. Investors and security holders may obtain free copies of the registration statement, joint proxy statement/prospectus and other documents filed by Verint and CTI with the Securities and Exchange Commission at www.sec.gov or www.verint.com or www.cmvt.com. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and other relevant material before making any voting or investment decisions with respect to the Merger.

This press release is not a solicitation of a proxy from any security holder of Verint or CTI and shall not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.  However, Verint, CTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the Securities and Exchange Commission.  Information about the directors and executive officers of Verint may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its definitive proxy statement relating to its 2012 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 14, 2012.  Information about the directors and executive officers of CTI may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its definitive proxy statement on Schedule 14A filed with the SEC on September 6, 2012 and the preliminary information statement attached thereto.